Exhibit 99.1

Nexera Technologies Announces Pricing of $1.2 Million Registered Direct Offering and Concurrent Private Placement

Tel Aviv, Israel, June 08, 2026 (GLOBE NEWSWIRE) -- Nexera Technologies Ltd (“Nexera” or the “Company”) (Nasdaq: NEXR, NEXRW), a data-driven company operating on the Amazon Marketplace expanding into the global homeland security sector through advanced artificial intelligence (“AI”)-driven solutions, today announced that it has entered into a securities purchase agreement with institutional investors for the purchase and sale of 1,200,000 ordinary shares (the “Shares”) at a purchase price of $1.00 per share in a registered direct offering (the "Offering"). The gross proceeds from the Offering are expected to be approximately $1.2 million, before deducting offering expenses. In addition, in a concurrent private placement, the Company will issue and sell warrants to purchase up to 1,200,000 ordinary shares (the " Warrants"). The Warrants will have an exercise price of $1.00 per share, will be exercisable immediately upon issuance, and will expire 5.5 years following the issuance date. The closing of the Offering is expected to occur on or about June 9, 2026, subject to the satisfaction of customary closing conditions.

The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes, as well as for potential acquisitions.

The Shares offered to the institutional investor described above are being offered pursuant to a registration statement on Form F-3 (File No. 333-283904) which was declared effective by the Securities and Exchange Commission (the "SEC") on January 3, 2025. The Offering is being made only by means of a prospectus supplement and accompanying prospectus which are a part of the effective registration statement. The Warrants will be issued in a concurrent private placement. A prospectus supplement and the accompanying prospectus relating to the registered direct offering will be filed with the SEC and will be available on the SEC's website at www.sec.gov.

The private placement of the Warrants and the shares underlying the warrants offered to the institutional investor will be made in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, (the "Securities Act") and Regulation D promulgated thereunder. Accordingly, the securities issued in the concurrent private placement may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Nexera Technologies Ltd

Nexera Technologies Ltd operates, through its subsidiaries, in the fields of advanced technologies for the global homeland security sector and e-commerce. Its operations are conducted through three principal lines of business: KeepZone AI Inc., or KeepZone, a wholly-owned subsidiary dedicated to distributing and promoting AI-powered homeland security technologies, including 3D imaging and electromagnetic threat detection, perimeter intrusion detection, counter-unmanned aircraft systems, and multi-layered security solutions for critical infrastructure and global markets; Fort Products Limited, a legacy consumer products operation focused on pest control and remedial products, which was sold to Fort Technology Inc., or Fort Technology, in July 2025 in exchange for a controlling equity interest, with the Company having since reduced its stake in Fort while retaining control and strategic involvement in related e-commerce activities; and its ongoing legacy e-commerce activities, consisting of data-driven online retail operations (primarily on the Amazon Marketplace) conducted through the Company’s other wholly-owned subsidiaries, including Smart Repair Pro and Top Rank Ltd.

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the expected closing of the Offering, the expected gross proceeds and their expected use. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (“SEC”), on April 1, 2026, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com